SO
6/2/04

VF6-2-04

04016785

UNITED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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# UDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED
JUN 01 2004
WASH. D.C. 158 SECTION PROCESSING

| SEC FILE NUMBER |
|---|
| 8- 51101 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 03/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderight, Corp.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 9th Street, Suite 1A
(No. and Street)

Lockport (City) | Illinois (State) | 60441 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Wurtzinger (815) 306-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) | Blue Island, (City) | Illinois (State) | 60406 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Rukujzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Traderight, Corp., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Senior Vice President

Title

Notary Public

"OFFICIAL SEAL"
Kelly R. Powell
Notary Public, State of Illinois
My Commission Exp. 09/10/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 01 2004
WASH. D.C. 158

# TRADERIGHT CORP.
# D/B/A TRADERIGHT SECURITIES

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Traderight Corp.
D/B/A Traderight Securities

We have audited the accompanying statement of financial condition of Traderight Corp. D/B/A Traderight Securities as of March 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Traderight Corp. D/B/A Traderight Securities as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 10, 2004

TRADERIGHT CORP.
D/B/A TRADERIGHT SECURITIES

# STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 33,371 |
| Receivables from broker/dealers | | 255,062 |
| Securities owned, at market or fair value | | 150,914 |
| Related party receivable | | 27,482 |
| Other assets | | 2,325 |
| TOTAL ASSETS | $ | 469,154 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable, accrued expenses and other liabilities | $ | 29,086 |
| Payable to broker/dealer | | 146,663 |
| Commissions payable | | 17,500 |
| Total Liabilities | $ | 193,249 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, $.001 par value; authorized 50,000,000 shares, issued and outstanding 5,500,000 shares | $ | 5,500 |
| Additional paid in capital | | 3,906,843 |
| Retained earnings (deficit) | | (3,636,438) |
| Total Shareholders' Equity | $ | 275,905 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 469,154 |

The accompanying notes are an integral part of this financial statement.

TRADERIGHT CORP.
D/B/A TRADERIGHT SECURITIES

NOTES TO FINANCIAL STATEMENTS

FIFTEEN MONTHS ENDED MARCH 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Florida on December 1, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Commission Revenue - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Firm Securities Transactions - Securities in firm investment and trading accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PRIOR PERIOD ADJUSTMENT

Retained earnings at January 1, 2003 has been adjusted to correct two errors. The first was an overstatement of bad debt expense in the amount of $1,000,000. This amount should have been a reduction to capital. The second was an issuance of Company stock as compensation for services and in exchange for another entity's stock which never materialized.

## NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the aforementioned agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer, without prior written consent from the Clearing Broker/dealer. The Company is required to deposit $250,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include options. These derivative financial instruments are used to meet the needs of customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - Continued

As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of these customer option transactions. These activities may expose the Company to off-balance-sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company will sell securities it does not own and therefore will be obligated to purchase such securities at a future date. The Company held no such positions at March 31, 2004.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2004, the Company's net capital and required net capital were $205,306 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 94%.

NOTE 5 - RELATED PARTY INFORMATION

The Company's majority shareholder, Equishare Holdings, LLC (Equishare), has entered into an agreement to sell all of their interest in the Company to Financial Networks Group, LLC (FNG). This agreement is subject to approval by the National Association of Securities Dealers, Inc. If approved, FNG will become the sole shareholder of the Company.

NOTE 5 - RELATED PARTY INFORMATION - Continued

During the fifteen months ended March 31, 2004, the Company paid Equishare $8,000 and FNG $28,460. Of these amounts $7,200 has been allocated to occupancy expense and $29,260 has been allocated to professional fee expense.

The Company has entered into an agreement with FNG to lease office space. The original term of this agreement expires July 31, 2005. Minimum annual payments pursuant to this agreement are $10,800 and $3.600 for years ending March 31, 2005 and March 31, 2006.

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market value or estimated fair value as determined by management.

| | |
|---|---|
| Options | $ 10,170 |
| Equity securities | 140,744 |
| Total | $ 150,914 |

NOTE 7 - STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

In October, 2003, in addition to cash of $20,342, a note receivable in the amount of $243,000 and an investment in a limited liability company in the amount of $237,508 was distributed to the Company's majority shareholder.

NOTE 8 - PREFERRED STOCK

The Company also has 5,000,000 share of $.001 par value preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2004.

TRADERIGHT CORP.
D/B/A TRADERIGHT SECURITIES

NOTES TO FINANCIAL STATEMENTS

FIFTEEN MONTHS ENDED MARCH 31, 2004

NOTE 9 - OTHER

Included on the statement of income is bad debt expense of $166,500 pertaining to receivables, currently deemed uncollectible. If this item were excluded from current year expenses, the net loss would be $171,704.